UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of July 2026

001-43033

(Commission File Number)

PULSENMORE LTD.

(Exact name of Registrant as specified in its charter)

8 Omarim St.

Omer 8496500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Pulsenmore Ltd. (the “Company”) announces that it will hold an Annual General Meeting of Shareholders on August 6, 2026, at 10:00 a.m. (Israel time) at the offices of the Company at 7 Begin Rd., Ramat Gan, Israel. A copy of the Notice of the Annual General Meeting of Shareholders and Proxy Statement and the Proxy Card are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Notice of the Annual General Meeting and Proxy Statement

99.2	Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pulsenmore Ltd.

Date: July 1, 2026	By:	/s/ Eran Hirsh
Eran Hirsh
Chief Financial Officer